Mail Stop 6010

April 16, 2008

Magnus Gittins
Chairman of the Board
Advance Nanotech, Inc.
600 Lexington Avenue, 29th Floor
New York, New York 10022

> Re: **Advance Nanotech, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed April 3, 2008**
> **File No. 333-148780**

Dear Mr. Gittins:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 1 and form eligibility. Please note that Form S-3 General Instruction I.B.4(a)(3) applies to registration statements filed to register securities to be issued upon conversion to existing holders of the convertible securities. By contrast, your filing appears to be registering shares for resale by selling stockholders after they convert their notes and/or exercise their warrants. You are ineligible to register a selling shareholder offering on Form S-3 because the registrant's securities are not listed and registered on a national securities exchange or quoted on the automated quotation system of a national securities association.

2.   In view of the facts that (1) you are seeking to register more than 100% of the total number of outstanding shares currently held by non-affiliates and (2) a significant number of those shares are held by selling shareholders who are broker dealers (Ingalls & Snyder LLC and Paragon Capital LP) and major shareholders, assuming full exercise and conversion (Michael Hildesley, LC Capital Master Fund, Ltd. and BEME Capital Limited), we cannot conclude that an offering of this magnitude constitutes a secondary transaction that can be made on a shelf basis under Rule 415(a)(1)(i). Also, we note that the registrant is not eligible to conduct a primary offering on a delayed or continuous basis under Rule 415(a)(1)(x) because it is not eligible to use Form S-3. In view of these factors, you should withdraw this registration statement and file a Form S-1 to register each "resale" offering at the time of each conversion when the selling shareholders have actually acquired the shares. Because each of those offerings will be a primary offering, you should identify the selling shareholders as underwriters in the registration statement and include the fixed price at which they will sell the securities for the duration of the offering.

Selling Stockholders, page 14

3.   We note that you provided information in Annex A, B, C, and D in response to prior comments 4, 5, 6 and 7; however, you did not submit the annexes as correspondence on the EDGAR system. Please submit Annex A through D on EDGAR as correspondence or, in the alternative, expand the disclosure to include and explain them.

Exhibit 5.1

4.   Please confirm to us in writing that counsel concurs with our understanding that the reference and limitation to "Delaware General Corporation Law" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Also, please submit this written confirmation as correspondence on the EDGAR system.

5.   Given the statement in the penultimate paragraph that the opinion speaks as of the date of the opinion, please file an opinion prior to effectiveness that is dated as of the date that the registration statement becomes effective.

        As appropriate, please amend or withdraw your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 if you have any questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Richard Kronthal